FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2018
Commission File Number:  001-32458

DIANA SHIPPING INC.
(Translation of registrant's name into English)
Pendelis 16, 175 64 Palaio Faliro, Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 99.1 is a press release dated November 12, 2018 of Diana Shipping Inc. (the "Company") announcing that, (i) through a separate wholly-owned subsidiary, it has signed a Memorandum of Agreement to sell to an unaffiliated third party, the 2001-built vessel "Alcyon", with delivery to the buyer latest by January 7, 2019, for a sale price of US$7.45 million before commissions, (ii) through a separate wholly-owned subsidiary, it has agreed to extend the present time charter contract with Ausca Shipping Limited, Hong Kong, for one of its Panamax dry bulk vessels, the m/v Oceanis, and (iii) through a separate wholly-owned subsidiary, it has entered into a time charter contract with Ausca Shipping Limited, Hong Kong, for one of its Pamanax dry bulk vessels, the m/v Clio.

The information contained in this Report on Form 6-K is hereby incorporated by reference into the Company's registration statement on Form F-3 (File No. 333-225964), filed with the U.S. Securities and Exchange Commission with an effective date of July 26, 2018.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DIANA SHIPPING INC.
(registrant)

Dated: November 13, 2018	By:	/s/ Anastassis Margaronis
Anastassis Margaronis
President

Exhibit 99.1

Corporate Contact:
Ioannis Zafirakis
Director, Chief Strategy Officer and Secretary
Telephone: + 30-210-9470-100
Email: izafirakis@dianashippinginc.com
Website: www.dianashippinginc.com
For Immediate Release
Investor and Media Relations:
Edward Nebb
Comm-Counsellors, LLC
Telephone: + 1-203-972-8350
Email: enebb@optonline.net

DIANA SHIPPING INC. ANNOUNCES THE SALE OF A PANAMAX DRY BULK VESSEL, THE M/V ALCYON

DIRECT CONTINUATION OF TIME CHARTER CONTRACT FOR M/V OCEANIS WITH AUSCA AND A NEW TIME CHARTER CONTRACT  FOR M/V CLIO WITH AUSCA

ATHENS, GREECE, November 12, 2018 – Diana Shipping Inc. (NYSE: DSX), (the "Company"), a global shipping company specializing in the ownership of dry bulk vessels, today announced that it has signed, through a separate wholly-owned subsidiary, a Memorandum of Agreement to sell to an unaffiliated third party, the 2001-built vessel "Alcyon", with delivery to the buyer latest by January 7, 2019, for a sale price of US$7.45 million before commissions.

The Company also announced that, through a separate wholly-owned subsidiary, it has agreed to extend the present time charter contract with Ausca Shipping Limited, Hong Kong, for one of its Panamax dry bulk vessels, the m/v Oceanis. The gross charter rate is US$10,350 per day, minus a 5% commission paid to third parties, for a period until minimum January 1, 2020 up to maximum March 31, 2020. The new charter period is expected to commence on November 16, 2018. The m/v Oceanis is currently chartered, as previously announced, at a gross charter rate of US$7,000 per day, minus a 5% commission paid to third parties.

The "Oceanis" is a 75,211 dwt Panamax dry bulk vessel built in 2001.

Additionally, the Company announced that, through a separate wholly-owned subsidiary,  it has entered into a time charter contract with Ausca Shipping Limited, Hong Kong, for one of its Pamanax dry bulk vessels, the m/v Clio. The gross charter rate is US$10,600 per day, minus a 5% commission paid to third parties, for a period of minimum ten (10) months to maximum thirteen (13) months. The charter commenced on November 10, 2018. The m/v Clio was chartered, as previously announced, to Phaethon International Company AG, at a gross charter rate of US$8,550 per day, minus a 5% commission paid to third parties.

The "Clio" is a 73,691 dwt Panamax dry bulk vessel built in 2005.

The employment extension of "Oceanis" as well as the employment of "Clio" are anticipated to generate approximately US$7.37 million of gross revenue for the minimum scheduled period of the time charters.

Upon completion of the aforementioned sale and the previously announced sale of a Panamax dry bulk vessel, the m/v Triton, Diana Shipping Inc.'s fleet will consist of 48 dry bulk vessels (4 Newcastlemax, 14 Capesize, 5 Post-Panamax, 5 Kamsarmax and 20 Panamax). As of today, the combined carrying capacity of the Company's fleet, including the m/v Triton and m/v Alcyon, is approximately 5.8 million dwt with a weighted average age of 9.22 years. A table describing the current Diana Shipping Inc. fleet can be found on the Company's website, www.dianashippinginc.com. Information contained on the Company's website does not constitute a part of this press release.

About the Company

Diana Shipping Inc. is a global provider of shipping transportation services through its ownership of dry bulk vessels. The Company's vessels are employed primarily on medium to long-term time charters and transport a range of dry bulk cargoes, including such commodities as iron ore, coal, grain and other materials along worldwide shipping routes.

Cautionary Statement Regarding Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, Company management's examination of historical operating trends, data contained in the Company's records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies that are difficult or impossible to predict and are beyond the Company's control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in the Company's view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for dry bulk shipping capacity, changes in the Company's operating expenses, including bunker prices, drydocking and insurance costs, the market for the Company's vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessel breakdowns and instances of off-hires and other factors. Please see the Company's filings with the U.S. Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties. The Company undertakes no obligation to revise or update any forward-looking statement, or to make any other forward-looking statements, whether as a result of new information, future events or otherwise.